October 25, 2019

Yong Yang
Chief Executive Officer
LOVE INTERNATIONAL GROUP, INC.
Room 161, 2nd Floor, No. 12 Building
1154 Kangqiao Road, Pu Dong New District
Shanghai, China

       Re: LOVE INTERNATIONAL GROUP, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 8-K Filed February 12, 2019
           File No. 0-55642

Dear Mr. Yang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

General

1.    Please file Form 10-Q for the quarters ended March 31, 2019 and June 30,
2019.
Form 8-K Filed February 12, 2019, page 1

2.    Please amend this Form 8-K to provide Shenzhen Qianhai Lefu E-Commerce
Ltd and
      Subsidiary audited financial statements as of and for the year ended December 31,
      2018 along with the same information that would be required in a Form
10-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yong Yang
LOVE INTERNATIONAL GROUP, INC.
October 25, 2019
Page 2

      You may contact Adam Phippen at (202) 551-3336 or William Thompson at
(202) 551-
3344 with any questions.



FirstName LastNameYong Yang                 Sincerely,
Comapany NameLOVE INTERNATIONAL GROUP, INC.
                                            Division of Corporation Finance
October 25, 2019 Page 2                     Office of Trade & Services
FirstName LastName